UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

DUNDEE CORPORATION
(Translation of registrant's name into English)

40 King Street West, Scotia Plaza, Suite 5500, Toronto, Ontario, Canada M5H 4A9
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                    Form 40-F  ☒

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

Index to Exhibits
News Release dated December 14, 2004 Material Change Report dated December 14, 2004

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUNDEE CORPORATION
(Registrant)

Date: December 16, 2004	By: /s/ Lili Mance
Lili Mance Assistant Corporate Secretary

DUNDEE CORPORATION

NEW NAME FOR DUNDEE BANCORP INC.

Toronto, Ontario – December 14, 2004: Dundee Bancorp Inc. announces that it has changed its name to DUNDEE CORPORATION (TSX: DBC.SV.A) effective today.  This name change is in concert with the formation of the Dundee Wealth Bank.  The Company’s stock symbol DBC.SV.A will remain unchanged.

Dundee Corporation is a holding company dedicated to wealth management, real estate and resources. Its domestic financial service activities are carried out through its 67% owned subsidiary, Dundee Wealth Management Inc. Dundee Corporation also provides financial services internationally through its offices in Bermuda and the Cayman Islands. Together, these operations provide a broad range of financial products to individuals, institutions and corporations. Dundee Corporation’s real estate activities are conducted through its 86% owned subsidiary, Dundee Realty Corporation, which operates a land and housing business in Canada and the US. Real estate activities also include a 32% interest in Dundee REIT, a Canadian real estate investment trust, which owns a diversified portfolio of 13.2 million square feet of high quality office, industrial and retail properties across Canada. Resource activities are carried out through wholly owned subsidiary Dundee Resources Ltd.

For further information please contact:

Ned Goodman

Joanne Ferstman

Dundee Corporation

Dundee Corporation

President & CEO

Executive Vice President &

Tel: (416) 365-5665

Chief Financial Officer

Tel: (416) 365-5010

DUNDEE BANCORP INC.

MATERIAL CHANGE REPORT

Item 1:

            Name and Address of Company

Dundee Bancorp Inc. (“Dundee Bancorp”)

40 King Street West

Scotia Plaza, 55th Floor

Toronto, Ontario

M5H 4A9

Item 2:

            Date of Material Change

December 14, 2004

Item 3:

             News Release

The news release was issued by Dundee Bancorp in Toronto on December 14, 2004 with respect to the material change and filed via SEDAR.

Item 4:

            Summary of Material Change

Dundee Bancorp has changed its name to Dundee Corporation.

Item 5:

            Full Description of Material Change

Dundee Bancorp Inc. announced that it has changed its name to DUNDEE CORPORATION (TSX: DBC.SV.A) effective December 14, 2004.  This name change is in concert with the formation of the Dundee Wealth Bank.  The Company’s stock symbol DBC.SV.A will remain unchanged.  See attached news release dated December 14, 2004.

Item 6:

Reliance on Section 7.1 (2) or (3) of National Instrument 51-102

Not applicable.

Item 7:

            Omitted Information

Not applicable.

Item 8:

            Senior Officer

For further information, please contact Daniella Dimitrov at (416) 365-2426.

Item 9:

            Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 14th day of December, 2004.

DUNDEE BANCORP INC.

Per:  “Daniella Dimitrov”

Name: Daniella Dimitrov

Title:  Vice President and General Counsel

Schedule “A”

Press Release Dated December 14, 2004

DUNDEE CORPORATION

NEW NAME FOR DUNDEE BANCORP INC.

Toronto, Ontario – December 14, 2004: Dundee Bancorp Inc. announces that it has changed its name to DUNDEE CORPORATION (TSX: DBC.SV.A) effective today.  This name change is in concert with the formation of the Dundee Wealth Bank.  The Company’s stock symbol DBC.SV.A will remain unchanged.

Dundee Corporation is a holding company dedicated to wealth management, real estate and resources. Its domestic financial service activities are carried out through its 67% owned subsidiary, Dundee Wealth Management Inc. Dundee Corporation also provides financial services internationally through its offices in Bermuda and the Cayman Islands. Together, these operations provide a broad range of financial products to individuals, institutions and corporations. Dundee Corporation’s real estate activities are conducted through its 86% owned subsidiary, Dundee Realty Corporation, which operates a land and housing business in Canada and the US. Real estate activities also include a 32% interest in Dundee REIT, a Canadian real estate investment trust, which owns a diversified portfolio of 13.2 million square feet of high quality office, industrial and retail properties across Canada. Resource activities are carried out through wholly owned subsidiary Dundee Resources Ltd.

For further information please contact:

Ned Goodman

Joanne Ferstman

Dundee Corporation

Dundee Corporation

President & CEO

Executive Vice President &

Tel: (416) 365-5665

Chief Financial Officer

Tel: (416) 365-5010